SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2

(Amendment No.__)*

VALCOM, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

918888t-40-9

(CUSIP Number)

December 21, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐

Rule 13d-1(b)

☒

Rule 13d-1(c)

☐

Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918888t-40-9	13G	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Able Income Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OR ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,160,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,160,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,160,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.29%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 918888t-40-9	13G	Page 3 of 6 Pages

Item 1.

(a)

Name of Issuer:

Valcom, Inc.

(b)

Address of Issuer’s Principal Executive Offices:

2113A Gulf Boulevard

Indian Rocks Beach, FL 33785

Item 2.

(a)

Name of Person Filing:

Able Income Fund LLC (the “Reporting Person”)

(b)

Address of Principal Business Office or, if none, Residence:

15 Valhalla Way

Rockaway, NJ 07866

(c)

Citizenship:

United States of America

(d)

Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

(e)

CUSIP Number:

N/A

Item 3.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)  ☐

Broker or dealer registered under Section 15 of the Exchange Act;

(b)  ☐

Bank as defined in section 3(a)(6) of the Exchange Act;

(c)  ☐

Insurance company as defined in section 3(a)(19) of the Exchange Act;

CUSIP No. 918888t-40-9	13G	Page 4 of 6 Pages

(d)  ☐

Investment company registered under section 8 of the Investment Company Act;

(e)  ☐

An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)  ☐

An employee benefit plan or endowment fund in accordance with Rule

13d-1(b)(1)(ii)(F);

(g)  ☐

A parent holding company or control person in accordance with Rule

13d-1(b)(1)(ii)(G);

(h)  ☐

A savings association as defined in Section 3(b) of the Federal Deposit

Insurance Act;

(i)  ☐

A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)  ☐

Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.

Ownership

(a)

Amount Beneficially Owned:

6,160,000 shares of Common Stock, par value $0.001, held by the Reporting Person.

(b)

Percent of Class:

12.29%

(c)

Number of shares as to which such person has:

(i)

Sole power to vote or to direct the vote:

6,160,000

(ii)

Shared power to vote or to direct the vote:

0

(iii)

Sole power to dispose or to direct the disposition of:

6,160,000

CUSIP No. 918888t-40-9	13G	Page 5 of 6 Pages

(iv)

Shared power to dispose or to direct the disposition of:

0

Item 5.

Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.

Identification and Classification of Members of the Group.

Not Applicable.

Item 9.

Notice of Dissolution of Group.

Not Applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page was intentionally left blank.]

CUSIP No. 918888t-40-9	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

December 21, 2010

/s/ Timothy Harrington_______

Timothy Harrington